Exhibit 4.14

ASSIGNMENT

WHEREAS ImmPheron, Inc. ( Assignor ), of 5235 Athens-Boonseboro Road, Lexington, Kentucky, 40509, being the owner of certain inventions or improvements described and claimed in the United States Letters Patent No. 6,238,667 and entitled:

Method of Affinity Cross-Linking Biologically Active, Immunogenic Peptides

to Antibodies

AND WHEREAS, InNexus Biotechnology International Limited, having an office at 1400 — 400 Burrard Street, in the City of Vancouver, in the Province of British Columbia (the Assignee), is desirous of acquiring the entire right, title and interest in and to the said inventions or improvements, and in, to and under all Letters Patent which may be granted on or as a result thereof in all countries;

NOW THEREFORE, in consideration of ONE ($1.00) DOLLAR and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Assignor, does hereby sell, assign, transfer and set over to the Assignee the entire right, title and interest in and to the said inventions or improvements, and in, to and under all Letters Patent which may be granted on or as a result thereof, and any reissue or reissues of said Letters Patent; and does assign to and authorize the Assignee to file in its name applications for Letters Patent for said inventions or improvements in all countries, the same to be held and enjoyed by the Assignee, its successors, assigns, nominees or legal representatives, to the full end of the term or terms for which said Letters Patent respectively may be granted, reissued or extended, as fully and entirely as the same would have been held and enjoyed by Assignor, had this assignment, sale and transfer not been made;

AND Assignor hereby covenants that it has full right to convey the entire interest herein assigned, and that it has not executed and will not execute any agreement in conflict herewith, and further covenants and agrees that it will, each time request is made and without undue delay, execute and deliver all such papers as may be necessary or desirable to perfect the title to said inventions or improvements and said Letters Patent, in the Assignee, its successors, assigns, nominees or legal representatives, and Assignor agrees to communicate to the Assignee, or its nominees, all known facts respecting said inventions or improvements and said Letters Patent, to testify in any legal proceedings, to sign all lawful papers, to execute all disclaimers and divisional, continuing, reissue and foreign applications, to make all rightful oaths, and generally to do everything possible to aid the Assignee, its successors, assigns, nominees and legal representatives to obtain and enforce for its or their own benefit, proper patent protection for said inventions or improvements in all countries, all at the expense, however, of the Assignee or its successors, assigns, nominees or legal representatives;

AND Assignor hereby authorizes and requests the Commissioner of Patents and Trademarks of the United States of America and any official of any country or countries foreign to the United States of America, to issue to the Assignee, as assignee of the entire right, title and interest, all Letters Patent for said inventions or improvements in accordance with the terms of this Assignment.

EXECUTED at Fayette Co. , State of Kentucky this 27th  day of June, 2003.

“Heinz Kohler”

Heinz Kohler

President ImmPheron, Inc.

/s/

NOTARIAL CERTIFICATE

On this 27th day of June, 2003, before me, personally appeared Heinz Kohler. known to me to be the individual who executed the foregoing instrument, and who acknowledged to me that he executed the same of his own free will and for the purpose therein set forth.

William R. Moses,

Notary Public in and for the State of

Kentucky, U.S.A.

My Commission expires the 27th  day of April, 2006

STATEMENT OF ACCEPTANCE

The foregoing Assignment is hereby accepted by the  Assignee:

“Stuart Rogers”

(C/S)

By:  Stuart Rogers, President

Title:

Date: